中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT

Reference is made to the announcements of China Southern Airlines Company Limited (the "Company") dated 6 July 2006, 16 April 2007 and 28 June 2007.

The Company had entered into a sale and purchase agreement with Airbus SNC dated 6 July 2006 pursuant to which the Company agreed to purchase 50 Airbus A320 series aircraft from Airbus SNC. The acquisition was considered and approved at the 2006 first extraordinary general meeting of the Company held on 28 December 2006.

As mentioned in the announcement of the Company dated 16 April 2007, the Company shares the same features as other airlines, for example its tremendous need for capital and high asset-liability ratio. The Company should seek a flexible method of procuring aircraft especially in the current market of increasing competition, for the purpose of reducing the tremendous need for capital and relieving the pressure on the manufacture and operation of the Company caused by the high asset-liability ratio. In order to grasp opportunity in a volatile market situation, the board of directors of the Company (the "Board") had proposed to the shareholders of the Company (the "Shareholders") to pass resolutions at general meeting to authorise the Board to change the method of procuring aircraft in time according to actual operating conditions of the Company (the "Resolutions"), so as to enable the Company to grasp the opportunity and cope with the challenge of the market and assure the smooth business and operation of the Company. The Resolutions were considered and approved by the Shareholders at the 2006 annual general meeting of the Company held on 28 June 2007.

Having considered the actual operating conditions of the Company and pursuant to the Resolutions, the Board has passed the following resolutions approving, among others, the change in method of procuring eight A321-200 aircraft out of the abovementioned 50 Airbus A320 series aircraft from purchase to operating lease, details of which are as follows:

1. On 31 July 2007, the Board, by way of board resolution, approved the transfer of the purchase right of one A321-200 aircraft to Shenzhen Financial Leasing Co., Ltd. and the subsequent procurement of the aircraft through operating lease from Shenzhen Financial Leasing Co., Ltd.;

2. On 27 August 2007, the Board, by way of board resolution, approved the transfer of the purchase right of two A321-200 aircraft to China Aircraft Leasing (HK) Company Limited and the subsequent procurement of the aircraft through operating lease from China Aircraft Leasing (HK) Company Limited; and

3. On 31 March 2008, the Board, by way of board resolution, approved: (a) the transfer of the purchase right of two A321-200 aircraft to Shenzhen Financial Leasing Co., Ltd. and the subsequent procurement of the aircraft through operating lease from Shenzhen Financial Leasing Co., Ltd.; and (b) the transfer of the purchase right of three A321-200 aircraft to China Aircraft Leasing (HK) Company Limited and the subsequent procurement of the aircraft through operating lease from China Aircraft Leasing (HK) Company Limited.

The Board believes the change in the procuring method of the eight A321-200 aircraft from purchase to operating lease based on the actual operating conditions of the Company is consistent with our fleet planning and beneficial to improving our gearing ratios, which is in the best interests of the Company and the Shareholders as a whole.

By Order of the Board
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
1 April 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin,Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.